UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

International Wire Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

460933104

(CUSIP Number)

July 24, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460933104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Value Investment Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 220,212 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 220,212 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 220,212 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 460933104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Value Investment Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 246,239 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 246,239 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 246,239 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 2.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 460933104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Value Advisors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 466,451 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 466,451 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 466,451 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 460933104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Value Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 466,451 shares of Common Stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 466,451 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 466,451 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer International Wire Group, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 12 Masonic Avenue Camden, New York 13316

Item 2.
(a)

Name of Person Filing
This statement is filed by Apollo Value Investment Fund, L.P. (formerly named Apollo Distressed Investment Fund (QP), L.P., “AP Value”), Apollo Value Investment Offshore Fund, Ltd. (formerly named Apollo Distressed Investment Offshore Fund, Ltd., “AP Offshore”), Apollo Value Advisors, L.P. (formerly named Apollo DIF Advisors, L.P., “Advisors”) and Apollo Value Management, L.P. (formerly named Apollo DIF Management, L.P., “Management”).  Advisors serves as the general partner of AP Value and Management serves as the manager of each of AP Value and AP Offshore.  AP Value, AP Offshore, Advisors and Management are collectively referred to herein as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence
The principal office of each of the Reporting Persons is c/o Apollo Value Management, L.P., Two Manhanttanville Road, Purchase, New York 10577.

	(c)	Citizenship AP Value, Advisors and Management are each Delaware limited partnerships, and AP Offshore is an exempted company incorporated in the Cayman Islands with limited liability.
	(d)	Title of Class of Securities Common Stock, par value $0.01 (the “Common Stock”).
	(e)	CUSIP Number 460933104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
		AP DIF (QP): AP Offshore: Advisors: Management:	220,212 shares of Common Stock 246,239 shares of Common Stock 466,451 shares of Common Stock 466,451 shares of Common Stock

Advisors, Management, Apollo Value Capital Management, LLC, which is the general partner of Advisors, Apollo Value Management GP, LLC, which is the general partner of Management, and Messrs. Leon Black, Joshua Harris and Marc Rowan, the principal executive officers of Apollo Value Capital Management, LLC, Apollo Value Management GP, LLC and their respective members, disclaim beneficial ownership of all shares of the Issuer’s common stock in excess of their pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

	(b)	Percent of class: AP DIF (QP): AP Offshore: Advisors: Management:	2.2% 2.5% 4.7% 4.7%

The percentage amounts are based on 10,000,002 shares of Common Stock outstanding on April 30, 2006, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2006.

(c)

Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:

0 for all Reporting Persons.

(ii) Shared power to vote or to direct the vote:

AP Value: 220,212 shares of Common Stock

AP Offshore: 246,239 shares of Common Stock

Advisors: 466,451 shares of Common Stock

Management: 466,451 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of:

0 for all Reporting Persons.

(iv) Shared power to dispose or to direct the disposition of:

AP DIF (QP): 220,212 shares of Common Stock

AP Offshore: 246,239 shares of Common Stock

Advisors: 466,451 shares of Common Stock

Management: 466,451 shares of Common Stock

		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2006	APOLLO VALUE INVESTMENT FUND, L.P.
	By:	APOLLO VALUE ADVISORS, L.P.
Its General Partner
		By:	APOLLO VALUE CAPITAL MANAGEMENT, LLC
Its General Partner
			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President
Date: July 28, 2006	APOLLO VALUE INVESTMENT OFFSHORE FUND, LTD.
	By:	APOLLO VALUE MANAGEMENT, L.P.
Its Manager
		By:	APOLLO VALUE MANAGEMENT GP, LLC
Its General Partner
			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President
Date: July 28, 2006	APOLLO VALUE ADVISORS, L.P.
		By:	APOLLO VALUE CAPITAL MANAGEMENT, LLC
Its General Partner
			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President
Date: July 28, 2006	APOLLO VALUE MANAGEMENT, L.P.
	By:	APOLLO VALUE MANAGEMENT GP, LLC
Its General Partner
		By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President